Contact

www.linkedin.com/in/mjgottlieb
(LinkedIn)

Top Skills

Online Advertising
Marketing Strategy
Social Media

Publications

Turning Lemons Into 'Lemon-aide': An Interview With Shark Tank's Daymond John

{Podcast} with MJ Gottlieb - How To Ruin A Business Without Really Trying

4 Reasons Decreasing Customers Can Increase Your Long-Term Growth

10 Ways Entrepreneurs Fail Their Way To The Top

How to Ruin a Business Without Really Trying

MJ Gottlieb

Chief Executive Officer at Loosid App
New York, New York, United States

Summary

MJ GOTTLIEB is a lifelong entrepreneur, having owned and operated five businesses and one not-for profit foundation over the last 31 years.

He is co-founder of LOOSID APP, an app created for those who choose to live a sober lifestyle.

Loosid was born out of the need to unite the sober community and bring together those people in recovery and battling addiction, as well as those who choose to live a sober lifestyle for other reasons (a combined total of over 300 million people from all walks of life).

Loosid's vision is to create a comprehensive digital platform for the sober community that celebrates the sober lifestyle while at the same time providing support for those members of the community in recovery or struggling with addiction.

Loosid App Awards:
#5 Fast Company Most Innovative Companies (Social Media Category)
2019 PRNEWS Platinum PR Awards Finalist for the "Best Launch - Consumer Category"
2019 Webby Award Finalist - Lifestyle Category

He is former Co-Founder of Hustle Branding & Surge Brand Partners . He specializes in providing comprehensive strategic solutions in various aspects of business. His expertise focuses on five principal areas: start-up development, corporate strategy, brand management/licensing, conceptualization and implementation of product launches, and helping start-ups to create strategic alliances to help fund their growth.

HOW TO RUIN A BUSINESS WITHOUT REALLY TRYING is a business book containing fifty-five painstaking, yet hysterical tales

from MJ’s journey as an entrepreneur. The foreword is written by Shark Tank's Daymond John.

The book is one of very few that concentrates on what “not” to do as its method of teaching. MJ takes this approach as he has found that most entrepreneurs simply do not like to be told what to do, and that learning what not to do simply makes a lot more sense. By reversing the traditional way we learn and teaching people to learn from the mistakes of others, we take the ego out of the equation so entrepreneurs can take their guards down and learn objectively, while still allowing them to enjoy the freedom of their own experience.

Specialties: Consulting individuals and companies to help develop their brand awareness and leverage themselves online. Preparing small firms to create strategic alliances with larger firms to take their businesses or start-ups to the next level.

Experience

Loosid App
Chief Executive Officer
March 2018 - Present (5 years)
Greater New York City Area

Loosid is a first-of-its-kind application for the sober community, welcoming anyone interested in living a sober life. Loosid aims to spread the message that sobriety is not the end of fun, but only beginning.

Loosid provides its members with comprehensive features to navigate and maintain their sobriety. In our Sobriety Help section we connect people to get them the treatment they need, whether it is from our community, or via professional help in our Treatment & Tele Help Center Guides. In addition to Sobriety Help we offer our members Community Chat Groups, Sober Dating & our Boozeless Guides™ which offers our members access to 1000’s of live and virtual events, restaurants and bars that offer alcohol-free drink options and sober travel.

HOW TO RUIN A BUSINESS WITHOUT REALLY TRYING
Author
August 2011 - Present (11 years 7 months)

MJ Gottlieb’s How To Ruin A Business Without Really Trying is a highly animated, layman’s terms business book containing fifty-five painstaking, yet hysterical tales from MJ’s journey as an entrepreneur.

The book is one of very few that concentrates on what “not” to do as its method of teaching. MJ takes this approach as he has found that most entrepreneurs simply do not like to be told what to do, and that learning what not to do simply makes a lot more sense!... By reversing the traditional way we learn and teaching people to learn from the mistakes of others, we take the ego out of the equation so entrepreneurs can take their guards down and learn objectively, while still allowing them to enjoy the freedom of their own experience.

"This book takes a new and exciting approach on how to teach entrepreneurs. Learning from the mistakes of someone else’s experiences will save them from making similar mistakes in their entrepreneurial journey."

- Daymond John, Co-Host of ABC's "Shark Tank"

"MJ Gottlieb has written a successful book on how to fail--witty, engaging, on the money."

-- Marvin E. Eisenstadt, Chairman, SWEET 'N LOW

"This book explores the dark side of Wall Street's version of the American Dream. The truth is most businesses fail. It's time someone took a clear eyed and fun look at why."

- Nelson George, co-author of Life & Def- The business memoir of entertainment mogul Russell Simmons

HUSTLE BRANDING

Co-Founder

March 2012 - June 2017 (5 years 4 months)

NYC - Dallas

HUSTLE BRANDING, founded by MJ Gottlieb and Gary O'Neil, is a strategic consulting firm specializing in the implementation of creative business strategies to help aspiring entrepreneurs and small businesses increase their brand awareness and monetize their businesses.

CLEAN FUN NETWORK

Co-Founder

September 2014 - November 2015 (1 year 3 months)

Worldwide

Clean Fun Network (CFN) is the premier community for individuals interested in leading healthy, clean and fun lifestyles.

Guided by the belief that "fun does not end with sobriety," CFN offers a diverse range of life-changing experiences and services, including group travel, signature events, weekend getaways, spontaneous get-togethers and dating to help those who are committed to sobriety find a life filled with excitement and adventure.

Urban Connexion, Inc.

Founder

January 2001 - 2008 (7 years)

Urban Connexion (UCX)- a Strategic Consulting Company & Full Service Sales Agency in the fashion industry with distribution in over 1200 stores domestically. UCX represents clients in the urban contemporary market and had its strongest year in 2006 with just over $23 M in annual revenue.

Crooked Ink Collection

Co-Owner/Founder

February 2004 - November 2007 (3 years 10 months)

VP Operations responsible for making sure all divisions were working efficiently with both their time and productivity. Acted as both the liaison and troubleshooter for any such problems before they caused any significant issues that would impair such workflow and productivity; worked with sales force to assist with any concerns they may have with their orders or problems they may have with their accounts.

Responsible for all overseeing all marketing and product branding including but not limited to: directing and overseeing all photo-shoots, castings and layouts, the conceptualization and creation of all advertising campaigns; and approval of all public relations campaigns and PR activities.

Created and developed in-store merchandising strategies and store promotions for national accounts

Achievements

Built revenue in excess of $4M by the end of second year in business

Brought revenue up to $1M per month in 1st quarter 2007.

FUBU / DRUNKN MUNKY

VP Sales

2002 - 2003 (1 year)

Oversaw the Drunkn' Munky brand and acted as the liaison between the heads of New York office and Peter Kim, Drunkn Munky President, based out of Los Angeles office.

Performed critical role in the transition between the two companies in the merger. Aided the transition by taking each company's methods and integrating them into a more standard business model that both could agree upon.

Integrated senior level management opinions and strategies for each division between the companies in an amicable fashion such that the new company wouldn't lose traction with its old customers and new customers were attracted to the new company at the same time.

Led the sales push for the new company both in house and on the road and at tradeshows, and other company agreed upon events.

Achievements

Merged Drunkn' Munky with FUBU parent company GTFM Inc.

Built revenue from $2.8M to over $15M dollars in revenue over the first eighteen months of the merger.

ENTRIG, THE COLLECTION

Co-Owner/Founder

January 1998 - January 2002 (4 years 1 month)

Entrig was an urban contemporary brand that catered roughly 5-700 specialty stores and statewide chains across the United States.

Managed a sales force of seven as well as served as VP of Operations for company and managed all divisions of company on a daily basis to make sure each department was handling their agenda.

Five-Star Basketball Apparel

Creative Director

January 1996 - January 1998 (2 years 1 month)

Five-Star Basketball Apparel was the apparel license for the world most famous basketball camp, Five Star Basketball Camp, a camp with graduates such as Michael Jordan, Patrick Ewing, and Alonzo Mourning.

Responsible for entire creative direction of brand; strategic direction; marketing and advertising campaigns; as well as product innovation and direction.

Achievements

Opened Footlocker account within first 12 months of business.

BNW RACIAL AWARENESS WEAR

Co-Founder

November 1991 - November 1996 (5 years 1 month)

Colorado, Los Angeles

BNW RACIAL AWARENESS WEAR was an urban contemporary clothing line dedicated to exposing prejudice, and fighting racism in America.

Education

University of Colorado Boulder

 · (1988 - 1991)